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                             [MARQUEE GROUP LOGO]

                            THE MARQUEE GROUP, INC.
                               888 SEVENTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 JULY 23, 1997

Re: The Warrants of The Marquee Group, Inc.

Dear Warrantholder:

   The Marquee Group, Inc. (the "Company") is offering to purchase all of its outstanding redeemable warrants (the "Warrants"), at a price, net to the seller in cash, of $2.25 per Warrant (the "Offer"). The Offer is conditioned, among other things, upon a minimum of 3,200,000 Warrants being tendered and upon completing the Company's Stock Offering (as defined in the enclosed Offer to Purchase) or obtaining alternative financing for the Offer.

   On July 21, 1997, the closing sale price of the Warrants on the Nasdaq SmallCap Market was $1.88 per Warrant. Warrantholders are urged to obtain a current market quotation for the Warrants. Any warrantholder whose Warrants are purchased in the Offer will not incur the usual transaction costs associated with open market sales.

   The Offer is explained in detail in the enclosed Offer to Purchase and the Letter of Transmittal. The instructions on how to tender your Warrants are also explained in detail in the enclosed accompanying materials. We encourage you to read these materials carefully before making any decision with respect to the Offer. If you do not wish to participate in the Offer, you do not need to take any action.

   The Board of Directors of the Company has approved the making of the Offer. However, neither the Company nor the Board of Directors makes any recommendation as to whether any warrantholder should tender any or all of such warrantholder's Warrants. Warrantholders must make their own decision as to whether to tender Warrants and, if so, how many Warrants to tender.

   We have retained Georgeson & Company Inc. as our Information Agent to help you respond to the Offer. Please contact them at their toll free number (1-800-223-2064), if you have any questions. Their representatives will be pleased to answer your questions and can help you complete the enclosed materials.

                                                 Very truly yours,

                                                 THE MARQUEE GROUP, INC.

                                                 By: /s/ Robert M. Gutkowski
                                                     -----------------------
                                                     Robert M. Gutkowski
                                                     President and Chief
                                                     Executive Officer